Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Six Months Ended July 30, 2011 and July 31, 2010

and for the Most Recent Five Fiscal Years

	Six Months Ended		Fiscal Year Ended
	Jul. 30,	Jul. 31,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,	Feb. 3,
(millions)	2011	2010	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before income taxes	$2,190	$2,135	$4,495	$3,872	$3,536	$4,625	$4,497
Capitalized interest, net	2	2	2	(9)	(48)	(66)	(47)
Adjusted earnings from continuing operations before income taxes	2,192	2,137	4,497	3,863	3,488	4,559	4,450
Fixed charges:
Interest expense(a)	382	381	776	830	956	747	646
Interest portion of rental expense	58	55	110	105	103	94	88
Total fixed charges	440	436	886	935	1,059	841	734
Earnings from continuing operations before income taxes and fixed charges	$2,632	$2,573	$5,383	$4,798	$4,547	$5,400	$5,184
Ratio of earnings to fixed charges	5.98	5.90	6.08	5.13	4.29	6.42	7.06

(a)       Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs.  Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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